SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St. Jude RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

04035707

July 2, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #153 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for:
MICHAEL A. TERRELL,
President

/mjh
enclosures

PROCESSED
JUL 26 2004
THOMSON FINANCIAL

dlw 7/26

St. Jude RESOURCES LTD.

NEWS RELEASE

First Quarter Results
Resource Drilling Continues in Ghana and Burkina Faso

Vancouver, July 2, 2004 - St. Jude Resources Ltd. (SJD-TSX.V) provides the following summary of its recently released first quarter financial results. Complete details of the company's April 30, 2004 quarterly financial statements, management discussion and analysis will be available on St. Jude's website at www.stjudegold.com.

At the time of the filing of these quarterly financial statements, the company had no debt and working capital in excess of $14.7 million, which is sufficient to meet the company's financial needs and planned exploration and development expenditures on the company's five gold projects in Ghana and Burkina Faso.

Expenditures on the company's resource properties for the quarter amounted to $1,433,235. Administrative expenses and overhead totalled $234,779 representing a moderate decrease over last year.

Exploration and feasibility work on the company's gold projects continues to move forward at a steady pace. At Goulagou/Rounga in Burkina Faso, resource definition drilling continues primarily on the GG1 and GG2 zones. In Ghana, resource definition drilling continues at Benso on the G zone (St. Jude's single largest deposit discovered to date) as well as the I zone, all within the Subriso Block. At Hwini Butre resource drilling re-commenced at the Abada target where previous drilling intersected **27 meters of 2.41 g/t Au.**

St. Jude is a leading West African explorer focused on the discovery and development of gold deposits amenable to low cost mining techniques. The company's projects in Ghana and Burkina Faso now cover over 1,071 sq. km. (264,000 acres) of one of the richest and most productive gold bearing regions in the world. With $14 million in cash, no debt, expanding gold resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel: +1 - 604 - 940 - 6565
Fax: +1 - 604 - 940 - 6566

Or visit the company's website at:
www.stjudegold.com